SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CAPE FEAR BANK CORPORATION

(Name of Issuer)

Common Stock, $3.50 Par Value

(Title of Class of Securities)

139380109

(CUSIP Number)

[Address]

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 139380109	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cameron Coburn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 141,732
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 217,595
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Explanatory Note

The Reporting Person previously filed with the Federal Deposit Insurance Corporation a Schedule 13D dated November 19, 1999 (as amended by Amendment No. 1 dated January 25, 2001, and Amendment No. 2 dated November 5, 2003), pertaining to his beneficial ownership of the common stock of Cape Fear Bank (the “Bank”) (formerly Bank of Wilmington). Effective on September 1, 2005 (the “Effective Time”), Cape Fear Bank Corporation (the “Issuer”) acquired the Bank in a statutory share exchange (the “Reorganization”) effected under North Carolina law and in accordance with the terms of an Agreement and Plan of Reorganization and Share Exchange (the “Agreement”). Prior to the Reorganization, the Bank’s common stock was registered under Section 12(g) of the Securities Exchange Act of 1934 and, in accordance with Section 12(i) thereof, the Bank filed annual and quarterly reports, proxy statements and other information with the Federal Deposit Insurance Corporation. Pursuant to the Agreement, at the Effective Time (1) each of the outstanding shares of the Bank’s $3.50 par value common stock formerly held by its shareholders was converted into and exchanged for one newly issued share of the Issuer’s Common Stock, (2) the Bank became a wholly-owned subsidiary of the Issuer, (3) the Bank’s shareholders became shareholders of the Issuer owning the same percentages of the Issuer’s Common Stock as they previously owned of the Bank’s common stock, and (4) the Issuer became a successor issuer to the Bank as provided in the Commission’s Rule 12g-3(a) under the Securities Exchange Act of 1934 (the “Exchange Act”). Since the Reorganization, the Reporting Person’s holdings have been reported in the Issuer’s proxy statements and in the Reporting Person’s reports filed under Section 16 of the Exchange Act.

This Schedule 13D/A is filed to amend and restate the Reporting Person’s previous filings.

Item 1.	Security and Issuer.

This Schedule relates to the Issuer’s Common Stock, $3.50 par value per share (“Common Stock”). The Issuer is a North Carolina corporation and a successor registrant under Rule 12g-3(a) to its subsidiary, the Bank. Its principal offices are located at 1117 Military Cutoff Road, Wilmington, NC 28405.

Item 2.	Identity and Background.

(a)	This statement is filed by Cameron Coburn (the “Reporting Person”).

(b)	The Reporting Person’s business address is 1117 Military Cutoff Road, Wilmington, NC 28405.

(c)	The Reporting Person serves as Chairman, President and Chief Executive Officer of the Issuer and the Bank. He has been employed by the Bank since its organization during 1998 and became an officer of the Issuer in connection with its acquisition of the Bank during 2005.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Funds used in making the purchase described in Item 5(c) below were obtained by the Reporting Person from his personal funds.

Item 4.	Purpose of Transaction.

As an executive officer and director of the Issuer, the Reporting Person routinely is involved in the management of and setting of policy for the Issuer, and he participates with the Board of Directors in the consideration of and taking of action on significant corporate events involving the Issuer. However, the shares of Common Stock held by the Reporting Person are held for investment purposes only, and the Reporting Person currently has no plans or proposals which relate to or would result in any of the events or consequences listed in (a)-(j) of Item 4 of Schedule 13D. While the Reporting Person currently has no specific plans to acquire additional shares, he may do so in the future, including through the exercise of additional stock options he holds. Among other considerations, the timing and amounts of any such additional purchases will be subject to market conditions, the price at which Common Stock can be purchased, and the Reporting Person’s personal finances.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person is considered to beneficially own an aggregate of 217,595 shares of Common Stock as described below. Those shares amount to 5.6% of the Issuer’s Common Stock (based on an assumed number of 3,878,400 outstanding shares, which includes the number of shares that would be issued upon the exercise of the Reporting Person’s currently exercisable options.

1,102 shares	shares held by the Reporting Person directly
3,193 shares	shares held by the Reporting Person as sole trustee for his minor son
135,244 shares	shares held by the Reporting Person’s revocable grantor trust
2,193 shares	shares held for the Reporting Person’s account in the Issuer’s Section 401(k) plan (as of December 31, 2007)
75,863 shares	shares which the Reporting Person has a right to purchase under currently exercisable stock options issued pursuant to the Issuer’s employee and director stock option plans

In addition to the above shares, the Reporting Person holds options to purchase 18,949 shares which are not yet exercisable. Those shares are not included in the shares beneficially owned by the Reporting Person.

(b)	The Reporting Person has sole voting and dispositive power with respect to 141,732 of the shares listed above, and he may be considered to have sole dispositive power only with respect to the 75,863 shares that he could acquire under currently exercisable stock options.

(c)	Within the 60 days preceding the date of this Statement, the Reporting Person has acquired or disposed of shares of Common Stock as follows:

Transaction Date	Description of Transaction	Number of Shares	Price per Share
January 15, 2008	Exercise of Stock Options	12,058	$6.68

(d)	Except with respect to 3,193 shares held by the Reporting Person for his minor son, and 135,244 shares held in a revocable grantor trust as described above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein with respect to shares held in trusts and shares that could be purchased upon the exercise of currently exercisable stock options, there are no contracts, agreements, arrangements or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Material Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete, and correct.

February 27, 2008	/s/ Cameron Coburn
Cameron Coburn